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May 20, 2005


Mr. Tony Burak
U.S. Securities & Exchange Commission
450 5th Street, N.W.
Washington DC  20549


             RE: Response to Comments on the John Hancock Trust ("JHT") Form N-CSR filed for the year ended December 31, 2004 (the "Form N-CSR Filing")

Dear Mr. Burak:

Please find below our response to your comments on the Form N-CSR Filing as provided to me via telephone on April 21, 2005.


-- Comment: On the Schedule of Investments, certain fixed income securities with the same interest rate were combined together with a maturity date range displayed. This occurred primarily in the Foreign Government Bond section of the Schedule of Investments.

-- Response: This presentation of foreign government bonds occurred in Income & Value Trust, Global Allocation Trust, High Yield Trust, Global Bond Trust and Diversified Bond Trust. The presentation of foreign government bonds for these portfolios and all Trust portfolios as applicable will be changed in all future filings so that these securities are no longer combined.

-- Comment: JHT has four master-feeder funds which invest exclusively in Class 2 shares of the American Growth Fund, American International Fund, American Blue Chip Income and Growth Fund and the American Growth-Income Fund, each of which are series of American Funds Insurance Series ("AFIS"). In the Statements of Changes for JHT, the JHT American Growth Trust, the JHT American International Trust and the JHT Growth-Income Trust disclosed "Distributions to Shareholders from Capital Gains" as capital gain distributions received from mutual funds. Is this caption correct as the corresponding American Funds Insurance Series master funds did not declare capital gains but only ordinary income?

-- Response: The caption disclosed on the JHT Statements of Changes for the JHT American Growth Trust, the JHT American International Trust and the JHT Growth-Income Trust was incorrect at December 31, 2004. The disclosure should have stated "net realized short term gains on investments" as these amounts were the capital gains distributions declared by the JHT American Growth Trust, the JHT American International Trust and the JHT Growth-Income Trust. All future filings will reflect the correct disclosure.


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Mr. Tony Burak
U.S. Securities & Exchange Commission
Comments on the JHT Form N-CSR filed for the year ended December 31, 2004.
Page 2


-- Comment: As noted above, JHT has four master-feeder funds which invest exclusively in shares of AFIS funds. In accordance with the letter dated December 30, 1998 from Kenneth V. Domingues, Chief Accountant, to the Chief Financial Officers of registered investment companies, the Trust should include in its Form N-CSR Filing the Annual Report of the underlying master fund for each of these four master-feeder funds. Specifically, the AFIS Annual Report for the year ended December 31, 2004 should have been included in the JHT Form N-CSR filing.

-- Response: The AFIS Annual Report was included with the JHT annual report when it was mailed to JHT shareholders/contractowners and will be included in all future JHT Form N-CSR filings unless these four master-feeder funds cease to invest in AFIS funds.

         Comment:  Please provide a "Tandy Representation."

         JHT hereby makes the following representations to the Staff of the Securities and Exchange Commission (the "Commission"):

         JHT acknowledges that the adequacy and accuracy of the disclosure in the JHT Annual Report is the responsibility of JHT. JHT also acknowledges that Staff comments or changes in response to Staff comments in the disclosure in the JHT Annual Report do not foreclose the Commission from taking any action with respect to the Annual Report. JHT represents to the Commission that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Please do not hesitate to call me at 617 663-2168 or Greg D'Angelo at 617 663-2115 if we may answer any further questions.

Very truly yours,

Gordon M. Shone,
Chief Financial Officer
And Vice President of JHT

CC: Gregory D'Angelo,
Vice President, Fund Administration